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VIA EDGAR	File No. 039215-0005

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Jeff Kauten
Jan Woo
Melissa Kindelan
Christine Dietz

Re:	ironSource Ltd.
Registration Statement on Form F-4
Filed March 26, 2021
CIK No. 0001837430

Ladies and Gentlemen:

On behalf of ironSource Ltd. (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form F-4 (the “Registration Statement”). An electronic version of the amended Registration Statement (the “Amended Registration Statement”) has been concurrently filed with the Commission through its EDGAR system.

Set forth below are the Company’s responses to the comments of the Staff’s letter to the Company, dated April 22, 2021, relating to the Registration Statement. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold and italics herein. The Company has also provided its response immediately after each numbered comment. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Amended Registration Statement.

May 4, 2021

Registration Statement on Form F-4 Filed March 26, 2021

Summary, page 1

1.

Please include an organizational chart showing the current ownership structure of Thoma Bravo Advantage and ironSource Ltd. as well as the ownership structure of ironSource Ltd. immediately following consummation of the business combination. Please also include tabular disclosure showing the ownership percentages of ironSource Ltd. immediately following consummation of the business combination assuming no redemptions and the maximum redemptions.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 5 and 6 of the Amended Registration Statement.

The Merger Agreement (page 111), page 4

2.

We note your disclosure that the shareholders of TBA (including the Sponsor) and certain accredited investors purchasing PIPE Shares will own approximately 23% of the ironSource Class A ordinary shares. Please disclose the percentage of the outstanding shares that will be held by the public shareholders assuming no redemptions.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 6 and 7 of the Amended Registration Statement.

TBA’s Board of Directors’ Reasons for the Business Combination, page 9

3.	Please briefly describe the material positive and negative factors considered by the board in determining to approve the business combination.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 12 through 15 of the Amended Registration Statement.

Summary Consolidated Financial Information of ironSource

Non-GAAP Financial Metrics, page 17

4.

We note your adjusted EBITDA margin measure. Please revise to include the most directly comparable GAAP measure with greater prominence throughout the filing. Refer to Item 10(e)(1)(i) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 23 and 24 of the Amended Registration Statement.

ironSource Management Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Metrics, page 177

5.

Please revise your disclosures to include the most directly comparable GAAP measure for Adjusted EBITDA and Adjusted EBITDA Margin, e.g. income from continuing operations, net of tax and income from continuing operations, net of tax divided by revenue, respectively, with greater prominence. Refer to Item 10(e)(1)(i) of Regulation SK.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 208 and 209 of the Amended Registration Statement.

May 4, 2021

Unaudited Pro Forma Condensed Combined Financial Information, page 191

6.

We note your reference to including adjustments that are directly attributable to the Business Combination, factually supportable and expected to have a continuing impact on the results of operations of the combined company. Please revise your presentation and disclosures to comply with the updated guidance in Article 11-02 of Regulation S-X.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its presentation and disclosure in compliance with the updated guidance in Article 11-02 of Regulation S-X, beginning on page 226 of the Amended Registration Statement.

7.

Please tell us how you considered the updated guidance in Article 11-02 of Regulation SX and SAB Topic 5A, when reflecting the transaction expenses incurred by ironSource. In this regard, please tell us whether the adjustment includes any transaction costs incurred by ironSource in its original initial public offering.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the transaction between the Company and TBA as described on Note 1 of the unaudited pro forma condensed combined statement of operations is accounted for as a recapitalization because TBA’s only pre-merger asset is cash and it does not meet the definition of a business. Therefore, the substance of the transaction is a capital transaction, equivalent to the issuance of shares by the Company for the net monetary assets of TBA. As a result qualifying transaction costs incurred are charged directly to equity, consistent with SEC staff guidance in SAB Topic 5A. Transaction costs of approximately $1.5 million (mainly legal and accounting fees), related to the Company’s original initial public offering, as confidentially submitted to the Staff on a draft registration statement on Form F-1 in the first quarter of 2021 are recorded under General and Administrative expenses in the fiscal quarter ended March 31, 2021.

8.

We note the table on page 199 discloses the total ironSource Class A ordinary shares outstanding at closing; however, it would appear that the table also includes the Class B shares, based on the recapitalization described on page 197. Please revise the table accordingly and include the voting percentages held by each party listed with an explanation as to how it was determined. Further, your disclosures on page 60 refer to a dual class structure under which there will be different voting rights for Class A and Class B ordinary shares. Please revise your disclosures here to describe the dual class structure.

Response: The Company respectfully acknowledges the Staff’s comment and in response thereto, has revised the table on pages 235 and 236 of the Amended Registration Statement, to include separate columns in the table for each of the Class A ordinary shares and Class B ordinary shares, as well as to include the total voting percentages possessed by each group of shareholders on a pro forma basis (in addition to the percentage of the outstanding share capital held by each such group on a pro forma basis). The Company has further included how the voting percentages possessed by each such group of shareholders has been calculated, and has added a description of the relative voting rights for each of the Class A and Class B ordinary shares within the dual class structure. Finally, the Company has added the specific assumptions that underlie the presentation in the table (in both the “Assuming No Redemption” and “Assuming Maximum Redemption” columns).

May 4, 2021

Certain Material U.S. Federal Income Tax Considerations

U.S. Holders, page 237

9.

We note from Section 8.04 of the Merger Agreement that the parties intend for the merger to qualify as a reorganization under Section 368(a) of the Tax Code. Therefore, please file an opinion of counsel supporting such a conclusion. Refer to Item 601(b)(8) of Regulation S- K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has included the requested opinion of counsel as Exhibit 8.1 to the Amended Registration Statement.

ironSource LTD. Consolidated Financial Statements

Note 16. Events Subsequent to Original Issuance of Consolidated Financial Statements

(unaudited), page F-40

10.

Please revise to disclose the per share value of the ordinary shares issued in the acquisition of Luna Labs Limited. Further, tell us how you considered and measured significance in determining whether the historical financial statements of Luna Labs Limited are required and whether to present the acquisition in the pro forma financial statements. Refer to Rule 3-05 and Article 11-01(a) of Regulation S-X.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page F-63 of the Amended Registration Statement to disclose the per share value of the ordinary shares issued in the acquisition of Luna Labs Limited (“Luna”). The Company further advises the Staff that it has separately submitted a request to the Staff to waive, pursuant to Rule 3-13 of Regulation S-X, the requirement to provide historical financial statements of Luna pursuant to Rule 3-05 of Regulation S-X and to provide related pro forma financial information pursuant to Article 11 of Regulation S-X. The Staff granted the Company’s waiver request by written letter on April 29, 2020. As such the Company has omitted the historical financial statements of Luna and the presentation of the acquisition in related pro forma financial information.

May 4, 2021

Exhibits

11.	Please revise Section 71 of Exhibit 3.1 to clarify that the exclusive forum provision does not apply to claims under the Exchange Act.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised Section 71 of Exhibit 3.1 to clarify that the exclusive forum provision does not apply to claims under the Exchange Act.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at + 44.20.7710.5820 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Joshua Kiernan of LATHAM & WATKINS LLP

cc:	(via email)

Tomer Bar Zeev, ironSource Ltd.

Assaf Ben Ami, ironSource Ltd.

Dalia Litay, ironSource Ltd.

Marc Jaffe, Latham & Watkins LLP

Ryan Maierson, Latham & Watkins LLP

Eyal Orgad, Latham & Watkins LLP

Michael J. Rosenberg, Latham & Watkins LLP